Exhibit 2

What Corporate Governance Experts Are Saying About Yahoo’s Chief

New York Times DealBook

May 4, 2012

By Michael J. De La Merced and Evelyn M. Rusli

What should one make of the latest imbroglio ensnaring Yahoo, namely the revelation that its chief executive, Scott Thompson, had inflated his academic credentials?

According to several corporate governance specialists surveyed by DealBook, the situation — in which biographical information about Mr. Thompson repeatedly said that he had both an accounting and a computer science degree when he had only the former — could be fairly serious.

Read the rest of the article here: http://dealbook.nytimes.com/2012/05/04/what-corporate-governance-experts-are-saying-about-yahoos-chief/

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